





NOT CURRENTLY FUNDING
TUTTLE TWINS
ORIGINAL SERIES

max: $1.07M

min: $100K

$0
OF $1,070,000*

0
PEOPLE*



BACK *TUTTLE TWINS*
Invest in Tuttle Twins now by purchasing Class A Preferred Units at $.77 per unit.



CREATION
We will use funds raised to produce 1-3 episodes depending on the amount of funds raised.



RETURNS
If we earn enough from distribution revenue, you would earn 120% of your investment before the founders take a distribution and then you share in profits with us.†

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*People includes all persons who have submitted subscription materials. Amount raised is an estimate that includes subscriptions, however not all such amounts have been accepted or closed, and some subscriptions may not be accepted.

†see **offering documents** for full details and risks.

CAMPAIGN   FAQ   OFFERING

FREQUENTLY ASKED QUESTIONS

WHEN DOES TUTTLE TWINS COME OUT?

WHERE CAN I WATCH TUTTLE TWINS?

IF I INVEST, DO I MAKE MONEY IF TUTTLE TWINS MAKES A PROFIT?

WHAT IS THE MONEY I INVEST GOING TOWARDS?

HOW WILL TUTTLE TWINS GENERATE REVENUE?

HOW MANY SHARES ARE BEING OFFERED IN THIS REG CF OFFERING?

CAN I INVEST MORE THAN ONCE?

CAN I INVEST LESS THAN $100?

WHY IS THE AMOUNT I CAN INVEST LIMITED?

WHY CAN'T I INVEST IF I AM NOT A U.S. CITIZEN?

DO I GET UPDATES ON HOW MY OWNERSHIP IS DOING?

IS TUTTLE TWINS THE SAME COMPANY AS VIDANGEL?

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VIEW INVESTMENT DETAILS (OFFERING CIRCULAR)



PRIVACY   TERMS OF SERVICE   HOW CROWDFUNDING WORKS   ELECTRONIC CONSENT   PORTAL DISCLOSURES

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